AMERIPRIME FUNDS

                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

                       FOR THE FLORIDA STREET GROWTH FUND

         This Multiple Class Plan (the "Plan") is adopted in accordance with Rule 18f-3 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act") by the AmeriPrime Funds (the "Trust") on behalf of Florida Street Growth Fund (the "Fund"), a series of the Trust. A majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the Act), having determined that the Plan is in the best interests of each class of the Fund individually, the Fund and the Trust as a whole, have approved the Plan.

         The provisions of the Plan are:

     1. General Description Of Classes. Each class of shares of the Fund shall represent interests in the same portfolio of investments of the Fund. There currently are two classes designated: Class C and Institutional Class.

                  a. Class C shares of the Fund are offered and sold at net asset value without an initial sales charge or contingent deferred sales charge. Class C shares are subject to a (i) 12b-1 fee at a maximum annual rate of 0.75% of Class C assets, and (ii) a service fee at a maximum annual rate of 0.25% of Class C assets.

                  b. Institutional Class shares are offered and sold at net asset value without an initial sales charge or contingent deferred sales charge. Institutional Class shares are not subject to a 12b-1 fee.

         2.       Expense Allocations To Each Class.

                  a. Certain expenses may be attributable to a particular class of shares of the Fund ("Class Expenses"). Class Expenses are charged directly to net assets of the class to which the expense is attributed and are borne on a pro rata basis by the outstanding shares of that class. Class Expenses may include:

                    (i) expenses incurred in connection with a meeting of shareholders;

                    (ii) litigation expenses;

                    (iii) printing and postage expenses of shareholders reports, prospectuses and proxies to current shareholders of a specific class;

                    (iv) expenses of administrative personnel and services
                         required to support the shareholders
                                    of a specific class;

                    (v) transfer agent fees and shareholder servicing expenses; and

                    (vi) such other expenses incurred by or attributable to a
                         specific class.


                  b. All other expenses of the Fund are allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund. Notwithstanding the foregoing, the distributor or adviser of the Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under the Rule.

          3. Class Designation. Subject to the approval by the Trustees of the Trust, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

          4. Additional Information. This plan is qualified by and subject to the terms of the then current Prospectus for the applicable class of shares; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan. The Prospectus for each class contains additional information about the class and the Fund's multiple class structure.

          6. Effective Date. This Plan shall become effective the day before the first issuance of Class C Shares. This Plan may be terminated or amended at any time by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the Act).



9761 9/17/99